UNITED STATES
      SECURITIES AND EXCHANGE COMMISSI0N
            Washington, D.C. 20549

                SCHEDULE 13D/A-2

   Under the Securities Exchange Act of 1934

            Westmoreland Coal Company
    __________________________________________
                 (Name of Issuer)

      Common Stock, par value $2.50 per share
    ___________________________________________
           (Title of Class of Securities)

                     960878106
    ___________________________________________
                  (CUSIP Number)

               Frank E. Williams, Jr.
                2789-B Hartland Road
            Falls Church, Virginia 22043
                   (703) 641-4612
    ____________________________________________
   (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and
                   Communications)

                    JULY 7, 2000
    ____________________________________________
          (Date of Event which Requires
             Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule
13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960878106





1   NAME OF REPORTING PERSON  Frank E. Williams, Jr.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    ###-##-####
-------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)(a) |X| (b) |_|

-------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    PF
-------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
--------------------------------------------------------
                      7      SOLE VOTING POWER
                                 288,634
                      ----------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                    0
    BENEFICIALLY      ----------------------------------
      OWNED BY        9      SOLE DISPOSITIVE POWER
        EACH                     288,634
     REPORTING        -----------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER
        WITH                     0
 --------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
                                 288,634

 --------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES  (See Instructions) |_|

 --------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 3.92%
 --------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)
                                 IN







1. NAME OF REPORTING PERSON  Guy Orlando Dove, III
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   ###-##-####
 -------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)(a) |X| (b) |_|
 -------------------------------------------------------
3  SEC USE ONLY

 -------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   PF, AF
 -------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e) |_|
 -------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
 -------------------------------------------------------
                      7      SOLE VOTING POWER
                                252,820
                     -----------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                   10,000
    BENEFICIALLY     -----------------------------------
      OWNED BY        9      SOLE DISPOSITIVE POWER
        EACH                    252,820
     REPORTING       -----------------------------------
       PERSON
        WITH         10     SHARED DISPOSITIVE POWER
                                0
 -------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
       262,820
 -------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES
   (See Instructions) |_|
 ----------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.45%
 --------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

   IN,AF







1. NAME OF REPORTING PERSON  Stephen D. Rosenbaum
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 --------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |X| (b) |_|
 --------------------------------------------------------
3 SEC USE ONLY

 --------------------------------------------------------
4 SOURCE OF FUNDS (See Instructions)
  PF
 -------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e) |_|
 --------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  United States
 --------------------------------------------------------
                      7      SOLE VOTING POWER
                              136,624
                     ------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                    0
    BENEFICIALLY     ------------------------------------
      OWNED BY        9      SOLE DISPOSITIVE POWER
        EACH                  136,624
      REPORTING
------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER
                                 0
 --------------------------------------------------------

11 AGGREGATE AMOUNT OWNED BENEFICIALLY BY EACH
   REPORTING PERSON

                       136,624
 --------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES
   (See Instructions) |_|
 --------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   1.90%
 --------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

   IN



AS TO ALL REPORTING PERSONS:

This amendment to Schedule 13D is filed to update information as to the Group filing that Schedule. Except as amended hereby, the responses to the Items of the Schedule as previously reported remain in effect.

Mr. Nelson Obus; Wynnefield Partners Small Cap Value,
L.P. Wynnefield Partners Small Cap Value L.P. I; and
Wynnefield Small Cap Offshore Fund LTD are no longer members of the Group. Dr. Stephen D. Rosenbaum has become a member of the Group.

Item 1.   Security and Issuer.

    This Statement relates to shares of common stock, par value $2.50 per share (the "Shares"), of Westmoreland Coal Company, a Delaware corporation (the "Issuer"). Included as shares of common stock owned in the figures set forth, except where specifically noted or the context requires otherwise, are the equivalent number of common shares into which Depository Shares of Series A, Convertible Exchangeable Preferred Stock, $1 par value per Preferred Share are convertible. Each Depository Share is convertible into approximately 1.7078 shares of Common Stock. The percentages of Common Stock owned have been calculated by dividing: (1) the number of Common shares thus calculated by (2) the number of outstanding shares of Common Stock as shown on the issuer's most recent Form 10-Q plus the number of equivalent shares owned by the reporting person. None of the reporting persons has had any transactions in the issuer's securities in the last 60 days.

     The aggregate number of the Shares, as calculated above, beneficially owned by the members of the Group identified in this filing is 678,094 or 8.75% of the common stock as calculated above (7,745,757 shares).

     The response to this Item 1 is applicable to and incorporated by reference into the response of each reporting person set forth below.

Item 4.  Purpose of Transaction.

     The reporting persons (the "Group") have decided to work together to take such steps as they may deem necessary or helpful in the interests of the Company's shareholders, and, in particular, the interests of Depositary Shareholders .

     The Group does not plan to acquire additional securities or dispose of securities presently owned. However, each member of the Group reserves the right to acquire additional securities or dispose of securities as market conditions may warrant.

     The response to this Item 4 is applicable to and incorporated by reference into the response of each reporting person set forth below.


INFORMATION ABOUT EACH REPORTING PERSON FOLLOWS:

AS TO FRANK E. WILLIAMS, JR.:

Item 1.  Security and Issuer.  See Item 1 under "As to All
Reporting Persons" above.

Item 2. Identity and Background. No change from previous filing.

Item 3.  Source and Amount of Funds or Other Consideration.
No change from previous filing.

Item 4.  Purpose of Transaction.  See Item 4 under "As to All
Reporting Persons" above.

Item 5. Interest in Securities of the Issuer. No change from previous filing.

  AS TO GUY ORLANDO DOVE, III

Item 1.  Security and Issuer.  See Item 1 under "As to All
Reporting Persons" above.

Item 2. Identity and Background. No change from previous filing.

Item 3.  Source and Amount of Funds or Other Consideration.
No change from previous filing.

Item 4.  Purpose of Transaction.  See Item 4 under "As to All
Reporting Persons" above.

Item 5. Interest in Securities of the Issuer. No change from information previously reported.

  AS TO DR. STEPHEN D. ROSENBAUM

Item 1.  Security and Issuer.  See Item 1 under "As to All
Reporting Persons" above.

Item 2.  Identity and Background.

(a) Name: Dr. Stephen D. Rosenbaum
(b) Residence or Business Address: 817 N. Calvert St.
                                   Baltimore, MD 21202
(c) Princpal Occupation: Orthopaedic Surgeon at above address under own name
(d) and (e) During the last five years, Dr. Rosenbaum has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Citizenship:  United States

Item 3.  Source and Amount of Funds or Other Consideration.
During the past two years, Dr. Rosenbaum purchased 30,000
Depositary shares at $17-1/2 per share and 17,000 Depositary shares at $14-7/8 per share, using his private funds.

Item 4.  Purpose of Transaction.  See Item 4 under "As to All
Reporting Persons" above.

Item 5. Interest in Securities of the Issuer. The information included on Dr. Rosenbaum's cover page to this Form and in Item 1 above is incorporated herein by reference.



AS TO ALL MEMBERS OF THE GROUP INCLUDED IN THIS FILING:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than the understanding that each person or entity named in Item 2 of the above schedules will join their efforts to look after their interests as shareholders - at this time, primarily as Depositary Shareholders. These immediate efforts will include attempts to replace the present Depositary Share directors. Other than the above, there are no contracts, understandings or relationships with respect to securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

         Ex-99    Agreement to Joint Filing.

                              SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 7, 2000       /S
                          __________________________
                             Frank E. Williams, Jr.

Date:  July 7, 2000       /S
                          ___________________________
                             Guy O. Dove, III

Date:  July 7, 2000       /S
                          ____________________________
                             Stephen D. Rosenbaum